Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Fax)

www.drinkerbiddle.com

July 9, 2019

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	FS Multi-Alternative Income Fund

File Nos. 333-224312 and 811-23338

Dear Ms. Dubey:

On behalf of FS Multi-Alternative Income Fund (the “Fund”), set forth below are the Fund’s responses to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“Commission”) telephonically on July 8, 2019 regarding Pre-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 (File No. 811-23338) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

1)	The side letter with KKR Credit contains a provision that states that the Adviser is not permitted to issue more than one “liquidity notice” in any 90-day period. Please explain how this provision is consistent with the Adviser’s duty to act in the best interest of the Fund. If liquidity is impaired and an additional liquidity notice is needed within any 90-day period, would the Adviser disregard this provision? Please disclose this provision in the Prospectus or explain why this provision is not material to shareholders.

The Fund respectfully submits that the provision relating to liquidity notices in the side letter with KKR Credit is consistent with the Adviser’s duty to act in the best interest of the Fund. The side letter with KKR Credit provides that the Adviser has the ultimate responsibility and authority to manage the liquidity profile of the Fund to ensure that the Fund has adequate cash and liquid assets to meet redemptions. The provision referenced by the Staff relates solely to the Adviser’s ability to issue liquidity notices in order to meet redemptions. Other liquidity needs of the Fund are not subject to the limit. The 90-day period of the liquidity notice corresponds with the Fund’s policy to conduct quarterly repurchase offers and, therefore, only a single liquidity notice would be required in any quarter. As disclosed in the Prospectus, the Fund typically expects that quarterly repurchases will represent 5% of Shares outstanding. Should the Adviser anticipate that the Fund requires liquidity from the Private Credit sleeve for any quarterly repurchase offer in amounts exceeding the limits set forth in the side letter, the liquidity section provides for greater flexibility for the Adviser in order for the Adviser to satisfy its fiduciary duties to the Fund and its shareholders, or if required by applicable federal securities laws. Moreover, the Adviser maintains a variety of liquidity management tools (in addition to the ability to issue liquidity notices to KKR Credit and the other sub-advisers), including credit facilities and uninvested cash, which the Adviser believes will be sufficient to manage the Fund’s liquidity requirements relating to redemptions. Because of these reasons, the Adviser believes that it would be substantially unlikely that the limit on the number of liquidity notices that can be issued to KKR Credit in any 90-day period would affect the Adviser’s ability to manage the Fund’s liquidity profile relating to redemptions. Notwithstanding the foregoing, the Adviser would always act in the best interest of the Fund.

Ms. Dubey

July 9, 2019

For all of the reasons described above, the Fund does not believe that the disclosure of the provision in the Prospectus is material to shareholders.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-988-2959.

Sincerely,

/s/ Joshua B. Deringer

Joshua B. Deringer

cc:	Stephen S. Sypherd

FS Multi-Alternative Income Fund